S O N F I E L D & S O N F I E L D

A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 2500 WILCREST DRIVE, SUITE 300 HOUSTON, TEXAS 77042-2754 WWW.SONFIELD.COM TELECOPIER (713) 877-1547 _______ TELEPHONE (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com Jennifer Abney Legal Assistant jennifer@sonfield.com

February 24, 2015

By EDGAR

Mr. John Stickel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Rainbow Coral Corp. Preliminary Proxy Statement on Schedule 14A File No. 000-55076

Dear Mr. Stickel:

This letter is in response to your letter of comment dated February 4, 2015 covering the captioned Proxy Statement and supplements our response dated February 4, 2015.

We have revised the captioned proxy statement, in response to your comment, to “unbundle” Proposal No. 1 into 3 proposals to comply with Exchange Act Rule 14a-4(a)(3) that concerns the “unbundling” of separate matters submitted to a shareholder vote.

The reincorporation exchange ratio of one share of Nevada common stock for each 100 shares of Florida common stock results in the equivalent of a reverse split.  We believe the reincorporation and resulting reverse split are so “inextricably intertwined” as to effectively constitute a single matter.  If the reincorporation fails to receive the required number of stockholder votes, the reverse split will not occur.

We have revised the proxy statement to disclose the effective of a negative vote on any related proposal.  In addition, we have revised the proxy card consistent with the revisions to the proxy statement.

Management of the company has authorized me to provide the following statement on behalf of the company:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actin with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ Robert L. Sonfield, Jr.

Robert L. Sonfield, Jr.

Managing Director

cc: Kimberly Palmer